
CONCIERGE


CANADA

Issuer Free Writing Prospectus dated 1/3/20
Filed pursuant to Rule 433 under the Securities Act of 1933 relating to the Preliminary Prospectus dated 1/3/20 filed with Registration Statement No. 333-234571



We Build & Maintain Beautiful Commercial Floors



F5 FINISHES INC.

Initial Public Offering

NASDAQ: FLRZ

Disclaimer

While we have taken steps to present accurate information in this presentation, there may be changes in circumstances or assumptions not captured since its composition. Except for historical information presented in this slide show, any forward-looking statements involve risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "can," "will," "could," "should," "project," "expect," "plan," "predict," "believe," "estimate," "aim," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. These forward-looking statements are based on our current expectations, estimates and assumptions and are subject to certain risks and uncertainties that could cause actual results to differ materially from our current expectations, estimates and assumptions and such statements. We caution the reader or viewer that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the risk factors discussed in the filings that F5 Finishes, Inc. makes with the Securities and Exchange Commission, which you are urged to review for more information. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based. The information presented does not present all information which a reader might consider material.

Non-GAAP Financial Measures

This presentation presents EBITDA, consisting of income before income taxes plus depreciation and amortization, and interest expense, and Adjusted EBITDA, consisting of EBITDA with increases or decreases in compensation to be paid to the owners of the Founding Companies once they become our employees as a result of new compensation plans being put in place for them. These financial measures are not computed in accordance with U.S. generally accepted accounting principles ("GAAP") and are shown because the Company believes these figures provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and operating results. A reconciliation of EBITDA and Adjusted EBITDA to net income is provided in this presentation. The Company's calculation of EBITDA and Adjusted EBITDA may differ from methods used by other companies.

Additional Information

This free writing prospectus highlights basic information about us and the offering. Being a summary document, it does not contain all the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) on Form S-1 with the SEC for the offering to which this free writing prospectus relates. The registration statement has not yet become effective. Before you invest, we encourage you to read the current preliminary prospectus, dated January 3, 2020, in the registration statement (including but not limited to the risk factors described therein) and other documents that we have filed or may file with the SEC for more complete information about us and the offering. You may get these documents for free by visiting https://www.sec.gov/cgi-bin/browse-edgar?company=F5+Finishes&owner=exclude&action=getcompany on the SEC web site. Alternatively, we or the lead book-runner for this offering, Maxim Group LLC, will arrange to send you the current preliminary prospectus, if you contact Maxim Group LLC, Prospectus Department, 405 Lexington Ave., New York, NY, 10174; Telephone: (212) 895-3745, Email: syndicate@maximgrp.com.

Initial Public Offering – Summary of Key Terms

Issuer	F5 Finishes, Inc. ("F5 Finishes" or "F5")
Ticker / Listing	FLRZ / NASDAQ
Shares Offered	4 million shares (100% primary)
Price Range	$9.00 - $11.00
Offering Size	$40 million
Over-Allotment Option	15% (45 days, 100% primary)
Use of Proceeds	$15.7 million cash portion of the acquisition of six Founding Companies, $2 million repayment of promissory bridge notes, fees & expenses and for general corporate purposes, including to fund future acquisitions
Lock – Up Period	1 year for the Company, founders, all executive officers, directors & certain existing shareholders
Expected Pricing	Week of January 27, 2020
Bookrunners	Maxim Group LLC and Zelman Partners LLC
Co-Managers	Sanders Morris Harris LLC

Presenters – Executive Management Team

Background

Michael Patton
President & CEO

- 30 + Years experience
- Founder and CEO of F5 Founding Companies DSB+ and Premier Maintenance Group, California commercial flooring solutions providers
- As Partner, grew and successfully sold carpet mill Monterey Carpets, Inc. to Tandus / Tarkett
- Founded and sold The Patton Group, an Independent Commercial Flooring Manufacturer's Rep Group
- An early champion - and Starnet Advisory Board Leader - in advancing commercial flooring maintenance services as an industry growth avenue

Mark Wilson
CFO

- 30+ years experience
- Former CFO to commercial and residential real estate investment, management, development and construction companies
- Led financial and reporting integration of acquired companies in excess of $1.8 billion
- Held senior finance positions in large, financially-driven multi billion dollar enterprises, navigating change and growth:
  - Maxxam, Inc. (publicly traded Fortune 500 company)
  - GlenFed Development (sub of public parent)
  - Westfield Corporation (private REIT)
- Active CPA; began career as Senior and Staff Auditor for Price Waterhouse (now PwC)



Company Overview

Select F5 Projects


Audience

Select F5 Projects



Select F5 Projects


HALL OF STATES

Select F5 Projects



Select F5 Projects


Check-In
Registrarse
Elevators
Elevadores
Family Lounge
Sala de Descanso Familiar
Patient Rooms: 484-494
Cuartos Para Pacientes: 484-494
Patient Rooms: 467-483
Cuartos Para Pacientes: 467-483
Patient Rooms: 461-466
Cuartos Para Pacientes: 461-466
CHOC Children's

F5 Overview

F5 Overview

- **We believe F5 will be the first pure-play publicly traded** commercial flooring services provider
- **Top 10 Company in the Industry post-IPO**[1]
  - Over $115 million of LTM revenue and $7 million of LTM EBITDA
- **Management and directors will own 38%** of equity post-IPO[2]
- **Our highly fragmented industry is primed for consolidation by our seasoned industry operators**
  - Over **150 years** of collective business experience
  - Thirteen off-market deals under NDA
- **Decentralized** local branches with corporate support

Broad Geographic Reach

F5 operates in markets with more than 50 million people and 24 million jobs[3]



Northern California
DSB+, Premier Maintenance Group
2018 Population: 7.3 million
2018 Employment: 3.8 million
New York/New Jersey
JD Shehadi
2018 Population: 20.0 million
2018 Employment: 9.5 million
Washington D.C.
Contract Carpet Systems
2018 Population: 6.3 million
2018 Employment: 3.3 million
Southern California
Universal Metro
2018 Population: 13.3 million
2018 Employment: 6.5 million
Tampa
Carpet Services of Tampa
2018 Population: 3.1 million
2018 Employment: 1.5 million
F5 office or warehouse location

Key Operating Highlights

- **Profitable** During Great Recession
- **Cash Flow Positive & Profitable** Post-IPO
- **Top-10**[1] Market Share

(1) Based on management estimates; (2) Post-IPO F5 common stock ownership of executive officers and directors and the stockholders and equity interest holders of the Founding Companies and their immediate family members; (3) U.S. Census Bureau, U.S. Bureau of Labor Statistics, Moody's Analytics

F5 FINISHES INC.

Commercial Flooring Supply Chain Evolution

Circa 1980

The industry was made up of many small players in each segment of the value chain, making it easy for commercial flooring contractors to serve both sides

Today

The Industry has consolidated around commercial flooring contractors, making it difficult for any one flooring contractor to serve a single large project

Future

Consolidation balances both sides of the supply chain, driving higher margins and growth opportunities



Manufacturers
Sales
Installation
Maintenance
General Contractors & End-Users
500+ carpet mills consolidate into a few large manufacturers
Thousands of local and regional contractors consolidate into larger GC's
Manufacturers
Sales
Installation
Maintenance
General Contractors & End-Users
F5 Replaces Fragmented Contractors with a Consolidated Single-Source Solution
Manufacturers
F5 FINISHES
General Contractors & End-Users


CISCO

Investment Highlights

Investment Highlights

- We Believe F5 Will Be the First Pure-Play Public Company in a Highly Fragmented Industry
- Board of Directors with Significant Industry Experience
- Profitable, Cash-Flowing Business Model
- Incremental Margin Enhancement
- Diversified Revenue Channels and Customer Base
- Clear Strategy for Value-Enhancing Acquisitions
- Resilient Through Economic Cycles
- Highly Efficient and Scalable Operations
- Meaningful Organic Growth Opportunities

First Pure-Play Public in a Highly Fragmented Industry

2,100

More than 2,100 commercial flooring contractors operating from 2,500 locations[(1)]

2%

No single commercial flooring contractor has more than 2% market share[(2)]

<10%

Aggregate market share of top-10 commercial flooring contractors is less than 10%[(2)]

>90%

More than 90% of the commercial flooring contractor market outside of the top-10 players[(2)]

Value of F5 Consolidation to Flooring Manufacturers

- Strong relationships with the largest manufacturers
- Account for a meaningful portion of flooring volume
- Lowers cost of sales with fewer flooring contractors to service
- Lowers credit risk vs. industry at large

Value of F5 Consolidation to Flooring Customers

- F5 will be a full service 'one-stop-shop' eliminating the need to search for and manage multiple flooring contractors
- Timely delivery and quality installation of flooring ensures projects remain on schedule
- Local-market customer service with corporate backing
- Industry leading experience installing and maintaining all commercial flooring types

(1) Based on estimates from Starnet Worldwide Commercial Flooring Partnership;
(2) Based on management estimates

Profitable, Cash-Flowing Business Model

- Well defined flooring replacement life cycle
- Recurring revenue with high share of repeat customers of approximately 78%
- Significant F5 sales backlog of $46 million
- Highly variable cost structure
- Asset-light
- Minimal inventory risk exposure
- Pass-through material cost structure

Business Model Highlights[1]



0.4%
~ 73.0%
~ 78.4%
CapEx % Sales
Variable Costs
Repeat Customers[2]

Adj. EBITDA and Margin ($M)[3]



Outperforming industry average margin; ability to scale
$7.1
$7.3
6.4%
6.3%
2018
LTM 9/30/19

(1) For the fiscal year ended December 31, 2018; (2) Percentage of top-250 customers that were repeat customers in 2018; (3) Adjusted to normalize Founding Company executive salaries and eliminate expenses of a personal nature paid or reimbursed by Founding Companies that will not be paid or reimbursed by F5

F5 FINISHES INC.

Diversified Revenue Channels & Customer Base

F5 Finishes has a broad revenue base of over 1,000 existing customers with no single customer accounting for more than 4% of combined revenues in 2018

Customer Concentration[1]



15 Largest
32%
Others
68%

End Markets[2]



Education
7%
Hospitality / Retail
10%
Healthcare / Fitness
17%
Multifamily
17%
Corporate TI
49%

Customer Base[3]



New Customers
22%
Repeat Customers
78%

Corporate TI

Multifamily

Healthcare / Fitness

Hospitality / Retail

Education

(1) Based on 2018 revenue; (2) Based on revenues for the nine months ended 9/30/2019; (3) For year-ended 12/31/2018 of the top-250 customers

Resilient Through Economic Cycles

We believe the appetite for replacement flooring in existing buildings will decline less than the residential flooring market demand during economic downturns

- Finite flooring lifespan (7-10 years)
- 74% of revenues from replacement business
- 87 billion square feet of existing commercial space(1)
- Asset-light business model with limited CAPEX
- Tenant Improvements are a cornerstone of F5's business, representing 49% of revenues(2)

(1) U.S. Energy Information Administration Commercial Buildings Energy Consumption Survey (CBECS) released March 4, 2015 and revised December 20, 2016, as of year-end 2018; The Center for Sustainable Systems at the University of Michigan, 2018; (2) For the nine months ended 9/30/2019

Resilient Through Economic Cycles cont'd.

Non-Res Construction Less Volatile Than Residential[1]



Construction Spending
Seasonally Adjusted Annual Rate in Billions of Dollars
$800
$700
$600
$500
$400
$300
$200
$100
$0
Jan-02
Nov-02
Sep-03
Jul-04
May-05
Mar-06
Jan-07
Nov-07
Sep-08
Jul-09
May-10
Mar-11
Jan-12
Nov-12
Sep-13
Jul-14
May-15
Mar-16
Jan-17
Nov-17
Sep-18
Residential
Lodging, Office, Commercial, Healthcare, Education, Religious

42.1% decline vs 65.2% during the Great Recession[1]

Recession-resistant and outperforms in an economic recovery

on-Residential Starts Still Below Historic Averages[2]



Non-residential Starts (sq. feet in millions)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Average Cyclical Peak: 1,548
(33% above 2018 level)
Long-term Average: 1,271
(9% above 2018 level)
Average Cyclical Trough: 878
(25% below 2018 level)
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

(1) For the most recent economic recession. U.S. Census Bureau; Dodge Data & Analytics
(2) U.S. Census Bureau; Dodge Data & Analytics

F5 FINISHES INC.

Meaningful Organic Growth Opportunities

Implement system-wide best practices

Increase margins and enhance operating leverage

Leverage size to create efficiencies and capture new opportunities

Expand service offerings of higher margin products and cross-selling specialty services

Deploy system-wide flooring maintenance programs

Implement national installation and maintenance contracts

Highly Efficient and Scalable Operations

We believe that greater scale will increase our purchasing power and negotiating strength with both customers and suppliers

1. Pricing, purchasing power and supply assurance
2. National scale capabilities
3. Variable cost structure enables operational flexibility
4. Local branches, installation and assured reliability services
5. Centralized corporate support
6. Operational leverage

Clear Strategy for Value Enhancing Acquisitions

Methodical Acquisition Approach

- Access to additional capital and scale to grow through acquisitions
- Public listing to facilitate & enable scaled platform

First Mover Advantage

- Ability to explore congruent opportunities to existing business
- Platform acquisitions in new markets & broaden service/product offerings
- Breadth of service offerings opens up sales channel penetration

Selective Pipeline

- Opportunity for revenue and cost synergies by creating a diversified commercial flooring platform
- Unique relationships with Starnet & Fuse will enhance ability for platform and bolt-on acquisitions
- Significant operational expertise

Private-to-Public Arbitrage

- Lack of institutional ownership leads to pricing inefficiencies
- Target businesses with limited exit options

Acquisition Sourcing

- Over 2,100 companies within a $25 billion industry
- Aging ownership demographics with limited exit options
- F5's management are seasoned owner-operators with long term relationships with peers
- Former leadership positions within the two largest industry trade groups, Fuse and Starnet, provide potential acquisition opportunities
- Public market platform provides competitive advantage for future acquisitions
- Consolidation opportunity led by industry insiders with first-mover advantage and access to off-market transactions
- Mutually aligned interests with target acquisitions

Leadership positions with the Fuse and Starnet industry trade groups provides F5 with ample acquisition opportunities

	Members	States	Revenue Represented
starnet worldwide COMMERCIAL FLOORING PARTNERSHIP	184	49	$3.0B
fuse COMMERCIAL FLOORING ALLIANCE	116	46	$1.7B

Current acquisition pipeline includes 13 companies under NDA


Existing regions where F5 operates
State where F5 has NDA in place

Incremental EBITDA Margin Enhancement

Once public, F5 will be able to optimize synergies through scale and operational efficiencies to incrementally drive EBITDA margins of future potential acquisition targets


EBITDA Margin Expansion
INCREASING MARGIN
Industry Average Today
Scale leads to purchasing rebates driving down COGS
Implement higher margin service/product offerings
Disciplined project pricing strategy leads to higher margin projects
Enhance direct end-user relationships and cross/up-sell services
Ability to bond and target larger projects as a result of balance sheet strength

Margin Expansion → Enhanced Valuation…

Board of Directors with Significant Industry Experience

Jeanne Matson *Lead Director Elect*	▪ President & CEO of Starnet Worldwide Commercial Flooring for 13 years until May 2019 ▪ Previously worked at Procter & Gamble for over 25 years in roles of increasing responsibility, including VP of Retail Marketing for the U.S.
Steven P. Colmar *Director & Co-founder*	▪ President and co-founder of Business Ventures Corp., a research and private equity firm and co-founder of F5 Finishes, Inc. ▪ Director / co-founder of The Joint Corp. (NASDAQ: JYNT) until March 2017 ▪ Co-founder and member of group responsible for the creation and IPO of Quanta Services, Inc. (NYSE: PWR) in 1998 , Trans-India Acquisition Corp. in 2007, and Digital Music Group, Inc. in 2006, a NASDAQ-listed company before its merger with Orchard Enterprises
Mary Jo Eaton *Nominating Committee & Governance Chair Elect*	▪ President Emeritus of CBRE Group, Inc. (NYSE: CBRE) and a member of its global client care team ▪ Served in various executive and management roles across CBRE's regions and business functions ▪ Has 30 years of commercial real estate experience
Richard Kerley *Audit Committee Chair Elect*	▪ Director of Cavco Industries, Inc. (NASDAQ: CVCO), Providence Service Corp. (NASDAQ: PRSC), and former director of The Joint Corp. (NASDAQ: JYNT) ▪ Over 30 years at Deloitte & Touche, most recently as audit partner to public and private companies
Glenn Krevlin *Compensation Committee Chair Elect*	▪ Founded Glenhill Capital Advisors LLC serving as managing partner, principal, and portfolio manager ▪ Board member of Design Within Reach, Inc., a subsidiary of Herman Miller, Inc. (NASDAQ: HMLR), The Joint Corp. (NASDAQ: JYNT), Centric Brands Inc. (NASDAQ: CTRC), former board member of Restoration Hardware, Inc. while the company was publicly traded on NASDAQ (RSTO) ▪ Former partner and portfolio manager at Cumberland Associates
Mark O. Decker *Director Elect*	▪ Currently serves as Real Estate Capital Markets Advisor Board member of Jernigan Capital (NYSE: JCAP) ▪ Former Vice Chair of BMO Capital Markets and head of U.S. real estate investment and corporate banking ▪ Former executive at Morgan Keegan, Robert W. Baird, and Ferris Baker Watts ▪ President and principal spokesman of the REIT industry and NAREIT from 1985 to 1997


THE SUN
COMES UP
RUNNING

Financial Overview

Pro Forma Condensed Balance Sheet & Capitalization

($ in thousands)	**As of September 30, 2019**
	Pro Forma (Unaudited)
Total Cash	$22,939
Other Current Assets	34,122
Goodwill	20,011
Intangible Assets	16,160
Property & Equipment	2,155
Other Assets	453
Total Assets	$95,840
Other Current Liabilities	15,471
Deferred Tax Liability	4,444
Current Portion of Long Term Debt	8,553
Long Term Debt	7,039
Total Liabilities	$35,507
Total Stockholders' Equity	60,333
Total Liabilities & Stockholders' Equity	$95,840
Total Capitalization	$75,926
Working Capital	33,038

Key Financial Metrics and EBITDA Reconciliation

($ in thousands)	For the Nine Months Ended September 30,		For the Year Ended December 31,
Income Statement	**2019**	**2018**	**2018**
	Pro Forma (Unaudited)	Pro Forma (Unaudited)	Pro Forma (Unaudited)
Revenues	$86,611	$82,355	$111,297
Cost of Revenues	63,418	60,714	81,394
Gross Profit	23,193	21,641	29,903
Gross *Margin %*	*26.8%*	*26.3%*	*26.9%*
Operating Expenses			
Selling, General & Administrative	18,157	16,878	23,157
Depreciation & Amortization	2,880	2,878	3,840
Operating Income	2,156	1,885	2,906
Operating Income *Margin %*	*2.5%*	*2.3%*	*2.6%*
Other Expense	415	503	721
Income Before Provision for Income Taxes	1,741	1,382	2,185
Provision for Income Taxes	479	380	601
Net Income	$1,262	$1,002	$1,584
(+) GAAP Interest Expense	610	641	877
(+) GAAP Depreciation and Amortization Expense	2,880	2,878	3,840
(+) GAAP Provision for Income Taxes	479	380	601
EBITDA	5,231	4,901	6,902
(+) Compensation Adjustment[(1)]	40	170	208
Adjusted EBITDA	$5,271	$5,071	$7,110
Adjusted EBITDA *Margin %*	*6.1%*	*6.2%*	*6.4%*
CAPEX	537	264	492
CAPEX % of Revenues	*0.6%*	*0.3%*	*0.4%*

(1) Adjustment to normalize all salaries of Founding Company executives to annual base salary of $250,000 pursuant to employment agreements entered into as a part of Combination Agreements; elimination of expenses of a personal nature that were paid or reimbursed by Founding Companies on behalf of Founding Company executives that will not be paid or reimbursed by F5 Finishes following the combinations; the elimination of other non-recurring income or expenses that will not be paid by F5 Finishes following the combinations

Investment Highlights

- We Believe F5 Will Be the First Pure-Play Public Company in a Highly Fragmented Industry
- Board of Directors with Significant Industry Experience
- Profitable, Cash-Flowing Business Model
- Incremental Margin Enhancement
- Diversified Revenue Channels and Customer Base
- Clear Strategy for Value-Enhancing Acquisitions
- Resilient Through Economic Cycles
- Highly Efficient and Scalable Operations
- Meaningful Organic Growth Opportunities



Appendix

The Founding Companies

Operators with complementary operations that will be receiving 54% of acquisition consideration in the form of F5 common stock

Universal Metro

HQ	Los Angeles, CA
Founded	1998
End-Markets	HC / Fitness Corporate TI Education
LTM Revenue	$20M

ReSource Maintenance & Flooring, Inc

HQ	Tampa, FL
Founded	1991
End-Markets	Corporate TI Education Hospitality / Retail
LTM Revenue	$14M

Shehadi Commercial Flooring Since 1900

HQ	Fairfield, NJ
Founded	2001
End-Markets	Multifamily Corporate TI Education
LTM Revenue	$28M

Contract Carpet Systems Carpet One Floor & Home

HQ	Beltsville, MD
Founded	1977
End-Markets	Corporate TI Hospitality / Retail Multifamily
LTM Revenue	$18M

Premier Maintenance Group

HQ	Livermore, CA
Founded	2010
End-Markets	Corporate TI Education Hospitality / Retail
LTM Revenue	$2M

DSB+ Commercial Floor Finishes

HQ	Livermore, CA
Founded	1997
End-Markets	Corporate TI Education Hospitality / Retail
LTM Revenue	$34M

F5 FINISHES

Note: LTM revenues as of 9/30/19

Product and Service Offerings

Cost Estimation & Sales	Procurement	Logistics	Project Management	Installation	Maintenance
	MOHAWK Interface Tarkett Shaw FLOORS				
• Provide customers with precise "all-in" cost estimates	• Guide customers through flooring selection process	• Coordinate timely transportation of flooring	• Project management for all flooring types and applications	• Professional installation of hard and soft flooring surfaces - Carpet - Ceramic - Concrete - Sports surfaces - Stone - Vinyl - Wood	• Regularly scheduled preventative maintenance & repairs
• Varied approaches to projects based on customer needs	• Vast library of flooring samples and product offerings	• Transport all project materials and equipment to jobsite	• Coordinate all phases of the installation process	• Subfloor repair and leveling	• Extends flooring life & appearance
• Sales staff enhance market penetration and develop new markets	• Purchase flooring from nationally-recognized manufacturers on an "as-needed" basis	• Facilitate disposal or recycling / reclamation process of flooring	• Work with customers and their contractors / designers to ensure smooth installation process	• Moisture remediation	• Maintenance contracts = recurring revenues

F5 is the complete single-source commercial flooring solutions provider with end-to-end project management, installation and maintenance capabilities